Exhibit 99.2

PyroGenesis Appoints European Investor & Corporate Relations Advisor

MONTREAL, QUEBEC (GlobeNewswire – April 1st, 2021) -- PyroGenesis Canada Inc. (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY) (the “Company” or “PyroGenesis”), a high-tech Company that designs, develops, manufactures and commercializes plasma atomized metal powder, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, has appointed DGWA, the German Institute for Asset and Equity Allocation and Valuation ("Deutsche Gesellschaft für Wertpapieranalyse GmbH", "DGWA"), a German investment banking boutique, as its Investor and Corporate Relations advisor in Europe, effective as April 1st, 2021 for a period of twelve (12) months.

In consideration of the services to be provided, the Company has agreed to pay DGWA a monthly retainer fee payable on the 15th business day (Germany) of each month. The Company may terminate the Agreement with DGWA, at any time, upon presentation of a forty-five (45) days’ notice. DGWA does not have any interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest.

DGWA’s management team has a 25-year track record in trading, investing, and analyzing SMEs around the world. Based in Frankfurt and Berlin, Germany, the company has been involved in more than 250 IPOs, financings, bond issues, dual listings, and corporate finance transactions as well as road shows and awareness campaigns.

PyroGenesis has appointed DGWA to help increase awareness of PyroGenesis’ proprietary advanced plasma technology both within the European financial community as well as with the industry.

“We are delighted to be working with DGWA to increase our visibility within the European financial markets, and also raise awareness of our product offerings amongst potential clients in Europe,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Our sales growth and momentum in backlog, which should drive near-term profitability, paired with our commitment to green manufacturing while helping mining and metallurgical companies meet their carbon-neutrality goals, matches the expectations of sustainability conscious European investors and stakeholders.”

“We are excited to introduce the PyroGenesis investment opportunity and product offerings to European shareholders and industry players alike.”, adds Mr. Stefan Müller, CEO of DGWA. “The commitment of the company to sustainable development, paired with the booming demand in high-quality, stock exchange listed 3D printing companies are in the favour of growth driven retail as well as institutional investors in Europe.”

Classified as Highly Confidential

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

Classified as Highly Confidential

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/

DGWA

Stefan Müller, CEO

Kaiserhofstraße 13

60313 Frankfurt am Main

Germany

E-Mail: info@dgwa.org

Website: www.DGWA.org

Classified as Highly Confidential